Exhibit 99.1

股份收购协议

Share Purchase Agreement

二〇二五年九月

September 2025

股份收购协议

Share Purchase Agreement

本协议由以下各方于2025年 9 月 29 日在中国香港签署：

This Agreement is signed on September 29, 2025 in Hong Kong, China by the following parties:

收购方：

Acquirer:

【淘屏控股有限公司】（TAOPING HOLDINGS LIMITED.,以下简称“淘屏控股”），BVI注册号【1005693】，

Taoping Holdings Limited (hereinafter referred to as “Taoping Holdings”), BVI Registration No. 1005693

董事：【张贤】。

Director: Zhang Xian.

淘屏有限公司（TAOPING INC.，以下简称“淘屏”），BVI注册号【1718210】

Taoping Inc. (hereinafter referred to as “Taoping”), BVI Registration No. 1718210

首席执行官：【林江怀】

Chief Executive Officer: Lin Jianghuai

转让方：

Transferor:

【云梯控股有限公司】（SKYLADDER HOLDING LIMITED.，以下简称“云梯控股”），BVI注册号【2177368】

Skyladder Holding Limited (hereinafter referred to as “Skyladder Holding”), BVI Registration No. 2177368

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董事：【马彬、吴凯】

Directors: MA Bin and WU Kai

目标公司：

Target Company:

云梯集团有限公司（SKYLADDER GROUP LIMITED，以下简称“云梯集团”），商业登记号码：78306137

Skyladder Group Limited (hereinafter referred to as “Skyladder Group”), Business Registration Number: 78306137

董事：马彬、吴凯

Directors: MA Bin and WU Kai

鉴于：

1、	淘屏控股是一家英属维京群岛法律在英属维京群岛注册成立的有限责任公司，系淘屏有限公司的全资控股子公司，注册号【1005693】。
Taoping Holdings is a limited liability company duly incorporated under the laws of the British Virgin Islands and is a wholly-owned subsidiary of Taoping Inc., with Registration No. 1005693.

2、	淘屏有限公司是一家在美国纳斯达克证券市场主板挂牌交易的上市公司，股票交易代码：TAOP，注册地在英属维京群岛，注册号【1718210】。
Taoping Inc. is a publicly listed company on the NASDAQ stock market (Stock Code: TAOP), incorporated in the British Virgin Islands with Registration No. 1718210.

3、	目标公司系一家在香港注册成立的有限责任公司，目标公司持有注册在中国境内名为云梯（天津）科技发展有限公司（Skyladder (Tianjin)Technology Development Co., Ltd.）（下简称“云梯科技”）100%的股份（其中云梯科技直接或间接持有注册在中国境内的深圳智慧云梯物联网有限公司、天津泽源电梯有限公司、云梯新世纪（天津）物联网科技有限公司、天津市伟达电梯有限公司的全部股权，云梯科技与其直接或间接持有的公司合称为“境内实体”），目前转让方合计持有目标公司100%的股份。
The Target Company is a limited liability company incorporated in Hong Kong and holds 100% equity interest in a PRC-registered company named 云梯（天津）科技发展有限公司 (Skyladder (Tianjin) Technology Development Co., Ltd., hereinafter “Skyladder Technology”) (Skyladder Technology directly or indirectly holds all the equity of Shenzhen Smart Skyladder IoT Co., Ltd., Tianjin Zeyuan Elevator Co., Ltd., Skyladder New Century (Tianjin) IoT Technology Co., Ltd., and Tianjin Weida Elevator Co., Ltd., Skyladder Technology and its directly or indirectly owned companies are collectively referred to as the “Domestic Entities.”). The Transferor currently holds 100% of the equity of the Target Company.

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4、	转让方系依据英属维京群岛法律在英属维京群岛注册成立的有限责任公司，注册号【2177368】。
The Transferor is a limited liability company incorporated under the laws of the British Virgin Islands, with registration number 【2177368】.

5、	转让方拟向淘屏控股转让所持目标公司【100%】的股份，淘屏控股拟受让上述股份。本次交易完成后，淘屏控股将持有目标公司【100%】的股份。
The Transferor intends to transfer 100% of the equity interest of the Target Company to Taoping Holdings, and Taoping Holdings intends to acquire such equity. Upon completion of the transaction, Taoping Holdings will hold 100% equity interest of the Target Company.

为明确各方的权利义务关系，保护各方的合法权益，各方在平等互利、协商一致的基础上，根据公平、公正、合理的原则，就本次交易事项，达成如下协议，并共同遵照执行。

NOW, THEREFORE, with a view to clarifying the rights and obligations of the Parties and protecting each Party’s lawful interests, and in the spirit of equality, mutual benefit and consensus and according to the principles of fairness, impartiality and reasonableness, the Parties hereby agree as follows, which they shall jointly comply with:

第一条	定义和解释

Article 1 Definitions and Interpretation

1.1	在本协议中，除非另有明确规定或上下文另有明确要求，下述各术语应具有如下定义：
Unless otherwise expressly stipulated in this Agreement or required by the context, the following terms shall have the meanings defined below:

淘屏控股：	指淘屏控股有限公司；
“Taoping Holdings”	means Taoping Holdings Limited

转让方：	指目标公司转让方【云梯控股】；
“Transferor”	means Skyladder Holding Limited, the transferor of the Target Company

目标公司：	指云梯集团；
“Target Company”	means Skyladder Group

附属公司：	指按【中国】《企业会计准则》目标公司可以合并财务报表的关联公司；
“Affiliated Company”	means any affiliated company whose financial statements can be consolidated into those of the Target Company under the Chinese Accounting Standards

本次交易：	指淘屏控股拟收购转让方持有的目标公司【100%】的股份；
“This Transaction”	means the proposed acquisition by Taoping Holdings of 100% of the equity interest of the Target Company held by the Transferor

标的资产：	指本次交易中转让方持有的目标公司【100%】的股份；
“Target Assets”	means the 100% equity interest in the Target Company held by the Transferor in this Transaction.

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评估基准日：	指2025年【9】月【15】日
“Valuation Benchmark Date”	means 15 September 2025

交割日：	指标的资产按照本协议第5.1条之约定办理完成交割手续之日；
“Closing Date”	means the date on which the Target Assets are delivered in accordance with Clause 5.1 of this Agreement

管理团队：	指目标公司管理层及核心员工；
Management Team	means the management and core employees of the Target Company.

主营业务：	指目标公司目前全资持有的子公司云梯（天津）科技发展有限公司作为电梯智慧服务的引领者与人工智能智慧监管创新实践者，以智能机器人应用、人工智能自主决策与物联网深度感知为核心，覆盖电梯销售、安装、维修保养、改造、更新全生命周期服务，服务政府、企事业、家庭等多用户场景，致力于打造领先的电梯安全管理和智慧运维的生态链；
“Main Business”	means the business of the Target Company’s current wholly-owned subsidiary, Skyladder (Tianjin) Technology Development Co., Ltd., As a pioneer in intelligent elevator services and an innovator in AI-driven supervision, we leverage smart robotics, autonomous AI decision-making, and deep IoT sensing to deliver comprehensive lifecycle services spanning elevator sales, installation, maintenance, modernization, and upgrades. Serving diverse users including governments, enterprises, institutions, and households, we are committed to building a leading ecosystem for elevator safety management and intelligent operations.

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重大不利影响：	指任何(A)对或可能对目标公司及其附属控股子公司的经营、运营、发展、运营结果、财务或其他状况、财产（包括无形财产），资产（包括无形资产）、管理层、债务或经营前景有重大不利的事件、事实、条件、变化或影响；或(B)对或可能对淘屏控股在本协议下的权益，或任何一方履行其在本协议项下其各自义务的能力造成重大损害的事件、事实、条件、变化或影响；
“Material Adverse Effect”	means: (A) any event, fact, condition, change or effect that has or may have a material adverse effect on the business, operations, development, results of operations, financial or other condition, properties (including intangible properties), assets (including intangible assets), management, liabilities or business prospects of the Target Company and its consolidated subsidiaries; or (B) any event, fact, condition, change or effect that causes or may cause a material detriment to Taoping Holdings’ rights under this Agreement, or to the ability of any Party to perform its respective obligations under this Agreement

法律法规：	美国、中国大陆、香港、英属维京群岛现行有效的法律、法规、行政规章或其它具有普遍法律约束力的规范性文件，包括其不时的修改、修正、补充、解释或重新制定的文件；
“Laws and Regulations”	means the currently effective laws, regulations, administrative rules or other universally legally binding normative documents of the United States, Mainland China, Hong Kong, and the British Virgin Islands, including any amendments, modifications, supplements, interpretations or re-enactments thereof from time to time

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1.2	除非本协议中有任何其它条款包含任何相反的明确规定，根据本协议确定或决定的、针对实施任何行为或事情的时间性期间应根据下列规定计算：
Unless any other clause of this Agreement provides otherwise, any period of time determined or required for the performance of any act or matter under this Agreement shall be calculated in accordance with the following provisions:

1.2.1	本协议提及的“日”、“天”均为自然日，且包含了法定节假日；
The term “day” refers to a calendar day and includes statutory holidays.

1.2.2	“工作日”指（i）中国境内除周六、周日或法定公共节假日外且中国境内银行金融机构正常营业的任何一个日期；（ii）中国境外指周六、周日或当地法定公共节假日外且当地银行金融机构、证券服务机构或者政府机构正常营业的任何一个日期星期一到星期五的任何一天（不包括法定节假日）；
“Business Day” means: (i) for the PRC, any day on which banking institutions are open for business in China, other than Saturday, Sunday or statutory public holidays; and (ii) for jurisdictions outside the PRC, any day from Monday through Friday on which local banking institutions, securities service institutions or government agencies are open for business, other than Saturday, Sunday or local statutory public holidays.

1.2.3	如果要求某种行为或事情应在某个规定日期之前的一段规定期间内，或不超出该规定期间完成，则该段期间应在最接近该日之前时结束；
If an act or matter is required to be completed within a period before a specified date, that period shall expire at the time immediately preceding that specified date.

1.2.4	如果要求某种行为或事情应在某个规定日期之后、或自该规定日期起的一段规定期间内完成，则该期间应紧接该日之后开始；
If an act or matter is required to be completed within a period after, or starting from, a specified date, that period shall commence at the time immediately after that specified date.

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1.2.5	如果要求某种行为或事情应在一段规定期间内完成，则该期间应在期间的最后一天结束时结束。
If an act or matter is required to be completed within a specified period, that period shall expire at the end of the last day of such period.

1.3	本协议中,如果提及任何非中国香港法律术语，该等术语应基于本协议各方的原意及按照中国香港法律给予解释。
Any legal term mentioned in this Agreement that is not a term of the laws of Hong Kong shall be interpreted in accordance with the original intent of the Parties and under Hong Kong law.

1.4	本协议中，除特别说明外，货币单位为人民币。
Unless otherwise specified, the currency unit used in this Agreement is Renminbi (RMB).

1.5	本协议各条款的标题仅为方便查阅之用，不得影响本协议的解释，不对标题之下的内容及其范围有任何限定。
The headings of the clauses of this Agreement are for convenience of reference only and shall not affect the interpretation of this Agreement, nor shall they impose any limitation on the meaning or scope of the content under such headings.

第二条	本次交易方案

Article 2 Transaction Plan:

2.1	本次交易方式

Transaction Method:

各方同意，在遵守本协议其他条款和条件的前提下，淘屏控股受让转让方持有目标公司【100%】的股份，详细情况如下：

The Parties agree that, subject to the other terms and conditions of this Agreement, Taoping Holdings shall acquire 100% of the equity of the Target Company held by the Transferor, as detailed below:

转让方转让所持【100%】的目标公司股份。

The Transferor shall transfer all of its 100% equity interest in the Target Company.

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2.2	本次交易价格

Transaction Price:

2.2.1	各方同意，目标公司本次交易的总价经过协商为人民币【152,000,000】元（即股份转让对价）。
The Parties agree that the total price for this Transaction for the Target Company has been agreed to be RMB 【152,000,000】 (the “Transfer Consideration”).

2.2.2	转让股份的比例为：目标公司【100%】股份。
The shareholding of equity to be transferred is: 100% of the Target Company’s equity.

第三条	股份转让价款的支付

Article 3: Payment of Transfer Consideration

3.1	淘屏以向转让方或其指定人发行淘屏普通股股票的方式支付股份转让对价，所发行的淘屏普通股股票是没有依据美国证券法进行注册的、系美国联邦和州证券法下的“限制性证券”。根据这些法律，转让方必须无限期地持有股票直到该股票依据美国证券法进行了注册，或有注册豁免条款可适用。根据本协议淘屏没有义务依据美国证券法对这些股票进行注册。转让方理解，美国证券法下Rule144仅允许有限的公开转售直接或间接地从满足某些条件的非公开发行中获得的“限制性证券”。转让方也理解，在其出售股票时，可能没有进行此类出售的公开市场，并且即使存在此类公开市场，淘屏也可能无法满足Rule 144规定的公开信息当前的要求，因而即使满足了最短持有期的要求，转让方也可能无法根据Rule 144出售股票。转让方理解这些股票的发行是依赖于美国证券法下S条例（Regulation S）规定的注册要求的豁免。淘屏将依赖于转让方在本协议里的陈述、保证的真实性和准确性确定美国证券法下豁免条款的适用和股票发行的适当性。转让方保证其符合美国证券法下S条例，并非S条例下定义的美国人士，获得股票时不在美国境内，且这些股票也不是代表美国人士或为了美国人士的利益而获得。
Taoping shall pay the Transfer Consideration by issuing ordinary shares, no par value per share (“Ordinary Shares”) of Taoping to the Transferor or its designated person. The Ordinary Shares of Taoping to be issued are not registered under the U.S. Securities Act and are “restricted securities” under U.S. federal and state securities laws. Under these laws, the Transferor must hold such shares indefinitely until the shares are registered under the U.S. Securities Act or an exemption from registration is available. Under this Agreement, Taoping is not obligated to register these shares under the U.S. Securities Act. The Transferor understands that Rule 144 under the U.S. Securities Act permits only limited public resale of “restricted securities” obtained directly or indirectly from an issuer in a non-public offering, subject to certain conditions. The Transferor also understands that there may be no public market for such sale of the shares when it desires to sell, and even if such a public market exists, Taoping may not satisfy the current public information requirements under Rule 144; therefore, even if the minimum holding period has been met, the Transferor may be unable to sell the shares under Rule 144. The Transferor understands that the issuance of these shares is being made in reliance on the exemption from registration requirements provided by Regulation S under the U.S. Securities Act. Taoping will rely on the truthfulness and accuracy of the Transferor’s representations and warranties in this Agreement to determine the applicability of such exemption and the propriety of the share issuance. The Transferor warrants that it meets the requirements of Regulation S under the U.S. Securities Act, is not a “U.S. Person” as defined in Regulation S, is not acquiring the shares within the United States, and is not acquiring the shares on behalf of or for the benefit of any U.S. Person.

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3.2	淘屏应在下列条件全部完成后按照约定的规则在10个工作日内发行全部符合约定数量的股票给转让方或其指定人，总计【7,882,921】股（支付的淘屏普通股=股份转让对价（人民币）/（本协议签约日过去20个交易日淘屏在纳斯达克交易市场的收盘平均价（3.19美元）×85%=2.71）（美元兑人民币汇率按照本协议签约日中国人民银行外汇交易中间价计算为1美元兑换7.1152人民币）；

（1）	本协议生效；

（2）	本协议第4.1条约定的交割的前提条件均已满足；

（3）	转让方将持有标的资产转让给淘屏控股、变更股东名册并赴【香港特别行政区政府公司注册处】完成权益交割；

（4）	计划按照交易总额一次性完成全部股票（限制交易状态）的发行。

Taoping shall, within 10 Business Days after fulfillment of all the following conditions, issue to the Transferor or its designee all shares in the agreed quantity, totaling 【7,882,921】 shares (the number of Taoping Ordinary Shares to be issued = Transfer Consideration (in RMB) ÷ (the average closing price of Taoping on the Nasdaq market for the 20 trading days prior to the signing date of this Agreement (3.19 in USD) × 85%=2.71), with the USD/RMB exchange rate calculated based on the central parity rate published by the People’s Bank of China on the signing date of this Agreement ，at 1 US dollar to 7.1152 Renminbi):

（1）	This Agreement has become effective;

（2）	All the conditions precedent to closing as set forth in Clause 4.1 of this Agreement have been satisfied;

（3）	The Transferor has transferred the Target Assets to Taoping Holdings, the shareholder register of the Target Company has been updated, and the equity transfer has been completed at the Companies Registry of the Hong Kong Special Administrative Region;

（4）	The issuance of all shares (in restricted tradable form) shall be completed in one batch according to the total transaction amount.

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3.3	解除交易限制

Lifting of Trading Restrictions

交易双方及目标公司一致同意，满足下列条件后给予所发行的股票解除交易限制（以下简称“解禁”）：

The Parties to the transaction and the Target Company agree that the trading restriction on the issued shares shall be lifted (hereinafter, “unlock”) upon satisfaction of the following conditions:

（1）	目标公司自2025年10月1日起至2025年12月31日期间，经审计营业收入达到【2,041】万元，净利润（税后）达到【110】万元的，在2026年淘屏披露年报后20工作日内给予【1,576,584】（数量）股票的解禁；
If during the period from October 1, 2025 to December 31, 2025, the Target Company achieves audited operating revenue of RMB 20.41 million and net profit (after tax) of RMB 1.1 million, then within 20 Business Days after Taoping files its 2026 annual report on Form 20-F with the US Securities and Exchange Commission, 1,576,584 shares shall be unlocked;

（2）	2026年1月1日至2026年12月31日期间，经审计营业收入达到【7,414】万元，净利润（税后）达到【380】万元的，在2027年淘屏披露年报后20工作日内给予【1,576,584】（数量）股票解禁；
If during the period from January 1, 2026 to December 31, 2026, the Target Company achieves audited operating revenue of RMB 74.14 million and net profit (after tax) of RMB 3.8 million, then within 20 Business Days after Taoping files its 2027 annual report on Form 20-F with the US Securities and Exchange Commission, 1,576,584 shares shall be unlocked;

（3）	2027年1月1日至2027年12月31日期间，经审计营业收入达到【10,198】万元，净利润（税后）达到【774】万元的，在2028年淘屏披露年报后20工作日内给予【1,576,584】（数量）股票解禁；
If during the period from January 1, 2027 to December 31, 2027, the Target Company achieves audited operating revenue of RMB 101.98 million and net profit (after tax) of RMB 7.74 million, then within 20 Business Days after Taoping files its 2028 annual report on Form 20-F with the US Securities and Exchange Commission, 1,576,584 shares shall be unlocked;

（4）	2028年1月1日至2028年12月31日期间，经审计营业收入达到【13,506】万元，净利润（税后）达到【1,490】万元的，在2029年淘屏披露年报后20工作日内给予【1,576,584】（数量）股票解禁；
If during the period from January 1, 2028 to December 31, 2028, the Target Company achieves audited operating revenue of RMB 135.06 million and net profit (after tax) of RMB 14.9 million, then within 20 Business Days after Taoping files its 2029 annual report on Form 20-F with the US Securities and Exchange Commission, 1,576,584 shares shall be unlocked;

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（5）	2029年1月1日至2029年12月31日期间，经审计营业收入达到【18,066】万元，净利润（税后）达到【2,214】万元的，在2030年淘屏披露年报后20工作日内给予【1,576,585】（数量）股票解禁；
If during the period from January 1, 2029 to December 31, 2029, the Target Company achieves audited operating revenue of RMB 180.66 million and net profit (after tax) of RMB 22.14 million, then within 20 Business Days after Taoping files its 2030 annual report on Form 20-F with the US Securities and Exchange Commission, 1,576,585 shares shall be unlocked.

3.4	累进制原则

Progressive Principle

（1）	累进制原则指如目标公司当期经审计的净利润（税后）未满足当期业绩承诺的，淘屏有权延迟至下一期解禁股票。下一期年报公布后目标公司经审计的净利润（税后）加上一期税后净利润满足本期和上一期业绩承诺之和的，淘屏应将延迟未解禁部分股票与本期应解禁部分股票一并解禁。
“Progressive Principle” means that if the Target Company’s audited net profit (after tax) for a given period does not meet the performance target for that period, Taoping shall have the right to defer the unlocking of the shares that were to be unlocked for that period to the next period. If, after the announcement of the next period’s annual report, the sum of the Target Company’s audited net profit (after tax) for that next period and the previous period meets the sum of the performance targets for those two periods, Taoping shall unlock the shares whose unlocking was deferred from the previous period together with the shares to be unlocked for the current period.

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（2）	至本协议业绩承诺期终止日，如目标公司未满足业绩目标的（含部分未满足），淘屏有权取消该部分对应股票的解禁并予以注销；目标公司最终能全部满足业绩目标的，淘屏应当将已延迟解禁的前期股票和当期应解禁的股票一次性解禁。
If by the end of the performance target period under this Agreement, the Target Company has failed to meet the performance targets (in whole or in part), Taoping shall have the right to refuse to lift the trading restriction on the corresponding portion of shares and shall cancel those shares. If the Target Company ultimately meets all performance targets in full, Taoping shall lift the lock-up on both the previously deferred shares and the shares to be unlocked for the current period in one go.

3.5	交易回转

Transaction Reversal

如果淘屏未能在本协议第3.2条约定的时间内向转让方或其指定方发行全部符合约定数量的股票，转让方应向淘屏书面催告，如淘屏自收到催告之日起5个工作日内仍未向转让方或其指定方发行全部符合约定数量的股票，转让方有权向淘屏发出书面通知并要求淘屏控股将标的资产退还。淘屏控股应在收到转让方书面通知之日起20个工作日内完成权益交割，由此额外产生的税费、费用、开支由收购方承担，在权益交割完成之前，淘屏控股应对标的资产尽善良管理义务。

If Taoping fails to issue all of the shares in the agreed quantity to the Transferor or its designated party within the time stipulated in Clause 3.2 of this Agreement, the Transferor shall issue a written reminder to Taoping, and if Taoping fails to issue the full quantity of shares as agreed to the Transferor or its designated party within five business days from the date of receiving the reminder, the Transferor shall have the right to notify Taoping in written to require Taoping Holdings to return the Target Assets. Taoping Holdings shall, within 20 Business Days from receipt of the Transferor’s written notice, complete the return transfer of the Target Assets, and any additional taxes, fees, and expenses arising therefrom shall be borne by the Acquirer. Prior to the completion of the return transfer of the equity, Taoping Holdings shall fulfill its duty of care as a good manager with respect to the Target Assets.

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第四条	交割的条件

Article 4: Conditions of Closing

4.1	交割的前提条件

Conditions Precedent to Closing

淘屏控股受让本协议项下标的资产须以下列条件均满足为前提（淘屏控股有权利但无义务豁免下述一项或几项条件）：

Taoping Holdings’ obligation to acquire the Target Assets under this Agreement is conditional upon the fulfillment of all of all following conditions (any one or more of which may be waived in writing by Taoping Holdings at its sole discretion, without prejudice to its right to insist on the others):

（1）	本协议第八条所列之转让方及目标公司的陈述、保证与承诺，在本协议签署日至交割日均为真实、准确和完整；
The representations, warranties and covenants of the Transferor and the Target Company set out in Article 8 of this Agreement have remained true, accurate and complete from the signing date of this Agreement up to the Closing Date;

（2）	淘屏控股完成对目标公司的尽职调查，且该等尽职调查应令淘屏控股满意，转让方须保证在评估前未进行除正常业务经营所必需之外的账务处理；
Taoping Holdings has completed its due diligence investigation, to its satisfaction, of the Target Company, and the Transferor has warranted that no accounting treatments other than those necessary for normal business operations have been undertaken prior to the valuation;

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（3）	目标公司、转让方与淘屏控股为完成本协议和其他最终协议规定的事项完成各自所有内部审批程序（包括但不限于取得股东（大）会及/或董事会的批准），且本协议和其他最终协议项下规定之交易所涉及的必要的目标公司所在地政府批准（如有）均已由目标公司或转让方办理获得；
The Target Company, the Transferor and Taoping Holdings have each completed all of their respective internal approval procedures necessary for the consummation of the matters provided in this Agreement and any other definitive agreements (including, but not limited to, obtaining approval of their shareholders’ meeting and/or board of directors as applicable), and all necessary governmental approvals (if any) required in the Target Company’s jurisdiction for the transactions contemplated under this Agreement and such other definitive agreements have been obtained by the Target Company and the Transferor;

（4）	由转让方出具不需要其他第三方（包括相关政府部门）批准、同意本次交易的书面说明文件，并出具对因实际需要其他第三方批准、同意而产生的任何与淘屏控股权益有关的纠纷承担法律责任的书面承诺文件；
The Transferor has provided a written statement confirming that no additional third-party (including relevant governmental authorities) approval or consent is required for this Transaction, and has provided a written undertaking to assume any legal liability for any dispute affecting Taoping Holdings’ rights arising from any third-party approval or consent that is actually required;

（5）	淘屏控股已完成针对目标公司的法律、财务、税务、技术、业务（业务调查是指淘屏控股在目标公司陪同下对目标公司客户的走访并取得客户认可）等尽职调查；
Taoping Holdings has completed legal, financial, tax, technical, and business due diligence on the Target Company (where “business due diligence” means Taoping Holdings has, accompanied by the Target Company, conducted visits to the Target Company’s customers and obtained customer acknowledgments);

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（6）	截至本协议签署之日，目标公司不存在未披露的尚未履行完毕的对外担保性文件或银行借款协议；
As of the signing date of this Agreement, the Target Company has no undisclosed outstanding external guarantees or bank loan agreements remaining unfulfilled;

（7）	自本协议签署日至交割日，目标公司的资产、经营及管理团队等均未发生任何重大不利影响；
From the signing of this Agreement to the Closing Date, no Material Adverse Effect has occurred with respect to the Target Company’s assets, operations, or Management Team;

（8）	转让方及目标公司已履行并遵守本协议要求其在交割日前必须履行或必须完成的协议、承诺、义务，且未发生本协议项下的重大违约；
The Transferor and the Target Company have performed and complied with all agreements, covenants and obligations required by this Agreement to be performed or complied with by them prior to Closing, and no material breach of this Agreement has occurred;

（9）	不存在任何可能禁止或限制任何一方完成本协议项下交易的有效禁令或类似法律法规。
There is no effective injunction or similar legal or regulatory order that would prohibit or restrict the completion of the transactions contemplated under this Agreement by any Party.

4.2	各方的最大努力

Best Efforts of the Parties

自本协议签署日起直至交割日，各方将通力合作，尽其最大努力，促使第4.1条规定的各项交割前提条件通过其各自施加的影响或在其控制下，尽可能早地得以满足。

From the date of this Agreement until the Closing Date, the Parties shall cooperate and use their best efforts to cause the fulfillment as soon as possible of the closing conditions set out in Clause 4.1, to the extent that their influence or control permits.

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第五条	标的资产的交割

Article 4: Closing of Target Assets

5.1	各方同意，自本协议第四条约定的交割条件全部满足或被淘屏控股书面豁免后十（10）个工作日内，转让方及目标公司 (a) 安排相关转让文件（包括转让文书及买卖契据）加盖印花（包括由收购方与转让方按均等份额支付应缴印花税）及 (b) 与目标公司公司秘书联络更新目标公司股东名册，以完成本次交易的权益交割。相关手续由各方共同负责办理。相关股份转让文件加盖印花及目标公司股东名册更新之日为交割日。
All Parties agree that within 10 Business Days after all of the closing conditions set forth in Article 4 of this Agreement have been satisfied or waived in writing by Taoping Holdings, the Transferor and the Target Company shall (a) arrange the relevant transfer documents (including the instrument of transfer and bought and sold notes) to be duly stamped (including the payment of any stamp duties payable thereon by the Acquirer and Transferor in equal shares) and (b) liaise with the company secretary of the Target Company to update the Target Company’s register of members for the purpose of completing the equity transfer procedures for this transaction. The date on which the relevant share transfer documents are stamped and the Target Company’s register of members is updated shall be the Closing Date.

5.2	自交割日起，基于标的资产的一切权利义务由淘屏控股享有和承担。
From the Closing Date, all rights and obligations in respect of the Target Assets shall be enjoyed and assumed by Taoping Holdings.

5.3	各方商定尽力在2025年【10】月【31】日前完成交割，最迟于2025年【12】月【31】日前完成交割。
The Parties agree to use their best efforts to complete the Closing by October 31, 2025, and in any event no later than December 31, 2025.

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第六条	交割后义务

Article 6: Post-Closing Obligations

6.1	交割后义务

Post-Closing Obligations

自交割日后两个月内，目标公司应且转让方应督促目标公司完成以下事项：

Within two (2) months after the Closing Date, the Target Company shall, and the Transferor shall cause the Target Company to, complete the following matters:

（1）	目标公司董事、高级管理人员变更为按各方协商一致后指定的人选，并办理变更登记手续，转让方应对此提供必要的协助及便利；
The directors and senior management of the Target Company shall be changed to the persons designated by the Parties through mutual consultation, and the relevant change registrations shall be completed; the Transferor shall provide necessary assistance and convenience for such changes;

（2）	如目标公司存在交割日之前到期但尚未支付完毕的货款、应付款的或者之后到期但尚未在支付完毕的货款、应付款未予以披露的，因该等款项产生的违约金、滞纳金及其他一切损失（包括但不限于诉讼费用、保全费用、律师费以及目标公司向第三方支付的赔偿金等）均由转让方承担。
If the Target Company has any payment for goods or any payables that fell due before the Closing Date but have not been fully paid, or any payables that fall due after the Closing Date that were not disclosed, then any late fees, penalties and all other losses arising from such payable amounts (including but not limited to litigation costs, asset preservation fees, attorney fees, and any compensation paid by the Target Company to third parties) shall be borne by the Transferor.

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6.2	目标公司管理结构

Management Structure of Target Company

（1）交割后的目标公司将建立董事会，采取扁平化管理模式。董事会计划设立三名董事，其中二人由云梯控股委派，一人由淘屏控股委派,董事长由董事会选举产生。

After Closing, the Target Company shall establish a board of directors and adopt a flat management structure. The board of directors is planned to consist of three directors, of which two shall be appointed by Skyladder Holding and one shall be appointed by Taoping Holdings. The chairman of the board shall be elected by the board of directors.

（2）董事会决定总经理的委任和解聘，总经理人选由云梯控股提名。

The board of directors shall decide on the appointment and removal of the general manager of the Target Company, and the general manager candidate shall be nominated by Skyladder Holding.

第七条	交易期间损益归属和承担

Article 7 Allocation of Profits and Losses During the Transaction Period

以本次交易完成为前提，各方同意以评估基准日至2025年【12】月【31】日期间为交割评估期间，由淘屏控股对标的资产于相关期间的净损益进行评估，交割评估期间的利润由淘屏控股享有，亏损由转让方承担；

Provided that this transaction is completed, the Parties agree that the period from the Valuation Benchmark Date to December 31, 2025 shall be the “Closing Evaluation Period,” during which Taoping Holdings shall assess the net profit or loss of the Target Assets. Any profit generated during the Closing Evaluation Period shall belong to Taoping Holdings, and any loss shall be borne by the Transferor.

7.1.	以本次交易完成为前提，自2025年【9】月【30】日起至交割日，标的资产合并报表范围内实现的收益和正常经营性亏损（指由于正常工资薪酬、办公、差旅等日常经营性事项导致的亏损），均由转让方享有或承担；
Provided that this transaction is completed, from September 30, 2025 until the Closing Date, any profits realized within the consolidated financial statements of the Target Assets and any normal operating losses (meaning losses arising from normal daily operational matters such as regular salaries, office expenses, travel, etc.) shall be enjoyed or borne by the Transferor.

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7.2.	经交易双方协商确认，自2025年【9】月【30】日起至交割日，目标公司的正常工资薪酬、奖金、社保、公积金、办公、差旅及房租等日常经营性事项支出均由转让方承担。
As confirmed by both Parties, from September 30, 2025 until the Closing Date, all regular operating expenditures of the Target Company – including normal salaries, bonuses, social insurance, housing fund, office expenses, travel, and rent – shall be borne by the Transferor.

第八条 转让方、目标公司陈述、保证及承诺

Article 8: Representations, Warranties and Covenants of the Transferor and the Target Company

8.1.	于本协议签署日，转让方作出陈述和保证如下：
As of the signing date of this Agreement, the Transferor hereby represents, warrants and covenants as follows:

（1）	转让方具有签订本协议所需的所有权利和批准，不会因其他因素而使本协议的签订和履行受到阻碍；转让签署、履行本协议不会违反对其具有约束力的任何合同、协议、章程的任何规定。
The Transferor has obtained all rights and approvals required to execute and perform this Agreement, and there are no other factors that would impede the signing or performance of this Agreement. The execution and performance of this Agreement by the Transferor will not violate any provision of any contract, agreement, or articles of association that is binding upon it.

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（2）	转让方签署并履行本协议是其真实意思表示，转让方在签署本协议之前已认真审阅并充分理解本协议的各项条款，不会以本协议显失公平、存在重大误解等理由要求撤销、终止、解除、变更本协议的全部或部分条款、主张本协议全部或部分条款无效；
The execution and performance of this Agreement by the Transferor represent the Transferor’s true intent. Prior to signing this Agreement, the Transferor has carefully reviewed and fully understood all terms of this Agreement, and the Transferor will not claim to rescind, terminate, cancel or modify this Agreement in whole or in part, nor claim that any provision hereof is invalid, on the grounds of this Agreement being obviously unfair or due to any major misunderstanding or similar reasons.

（3）	转让方中对于向淘屏控股转让的股份享有完整的、无任何限制的权利，该股份没有被设置任何质押、查封或冻结、司法拍卖、托管、设定信托或者被依法限制表决权等情形，也不存在任何权属争议，若转让方对标的股份存在权属争议，则相关法律后果由转让方承担；
The Transferor has complete and unrestricted rights to the Target Assets that it intends to transfer to Taoping Holdings. The Target Assets are not subject to any pledge, seizure, freeze, judicial sale, custody, trust, or any legal restriction on voting rights, nor are they subject to any ownership dispute. If there is any dispute regarding the ownership of the Target Assets, the Transferor shall bear all legal consequences arising therefrom.

（4）	目标公司及其附属控股子公司为合法成立和有效存续的有限公司，有关公司的设立和运行符合其所在地法律法规要求；
The Target Company and its controlled subsidiaries are duly established and validly existing limited liability companies, and their establishment and operations comply with the requirements of laws and regulations of their respective jurisdictions.

（5）	目标公司及其附属控股子公司不存在依照法律规定或章程被吊销营业执照、责令关闭或者被撤销等情形；
The Target Company and its controlled subsidiaries are not subject to any circumstance under which their business licenses should be revoked, they should be ordered to close, or they should be dissolved, under applicable laws or their articles of association.

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（6）	目标公司及其附属控股子公司已根据有关法律法规规定，取得了为经营主营业务所必需的批准、登记、备案、同意或其它形式的许可；据转让方及目标公司所知，不存在将导致该等批准、许可、登记、备案、同意或其它形式的许可失效、被取消或不被延长等情况；
The Target Company and its controlled subsidiaries have obtained all approvals, registrations, filings, consents or other forms of permits required under applicable laws and regulations for the operation of their main business. To the knowledge of the Transferor and the Target Company, there are no circumstances that would cause any of the aforementioned approvals, licenses, registrations, filings or consents to become invalid, be revoked or not be renewed.

（7）	目标公司及其附属控股子公司的主营业务经营未违反所在地国家限制或禁止经营的法律规定；
The conduct of the main business of the Target Company and its controlled subsidiaries does not violate any laws or regulations of the country where they operate that restrict or prohibit such business operations.

（8）	在可预见的范围内，目标公司及其附属控股子公司不会发生任何导致其财务状况、经营状况发生恶化等重大不利影响的情形，亦不会订立任何非正常处分其资产或权利的合同或出现转移资产和利润的情况，除非本协议另有约定；
As far as can be foreseen, the Target Company and its controlled subsidiaries will not experience any circumstances that would cause a deterioration in their financial or operating conditions, nor will they enter into any contracts for the abnormal disposition of their assets or rights, or engage in any transfer of assets or profits, unless otherwise provided in this Agreement.

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（9）	目标公司及其附属控股子公司的经营行为没有侵犯任何第三方的权利，包括但不限于知识产权和其它权利；本次交易之前如存在前述侵权行为，相应的法律责任由转让方承担；
The business operations of the Target Company and its controlled subsidiaries have not infringed upon any third party’s rights, including but not limited to intellectual property rights or other rights. If any such infringement occurred prior to this transaction, the corresponding legal liability shall be borne by the Transferor.

（10）	转让方管理目标公司及其附属控股子公司期间的所有财务记录都是按照有关规定正确记录的，并能够准确反映目标公司的经营行为，该记录无任何较大错误和遗漏；
All financial records during the period the Transferor managed the Target Company and its controlled subsidiaries have been properly recorded in accordance with applicable regulations and accurately reflect the operations of the Target Company, and such records contain no material errors or omissions.

（11）	除目标公司书面形式向淘屏控股披露的情况外，目标公司及其附属控股子公司没有任何其它投资和融资安排；
Except as disclosed in writing by the Target Company to Taoping Holdings, the Target Company and its controlled subsidiaries do not have any other investment or financing arrangements.

（12）	目标公司及其附属控股子公司财务记录上显示的所有资产为目标公司及其附属控股子公司所有；转让方确认，该资产负债表和相关附属文件包括了目标公司及其附属控股子公司实际全部拥有的资产和权益，并都在目标公司及其附属控股子公司的掌握和控制之中；
All assets reflected in the financial records of the Target Company and its controlled subsidiaries are owned by the Target Company and its controlled subsidiaries. The Transferor confirms that the balance sheet of the Target Company (and relevant attachments) includes all assets and rights actually owned by the Target Company and its controlled subsidiaries, and all such assets and rights are under the possession and control of the Target Company and its controlled subsidiaries.

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（13）	目标公司及其附属控股子公司对各自资产（包含知识产权）享有完整的所有权，其上没有设置任何的抵押、质押、留置等担保权限，不存在被冻结、查封、扣押的情况或可能，也不存在被他人追索权利的情况或可能；
The Target Company and its controlled subsidiaries have full ownership of their respective assets (including intellectual property), and none of those assets is subject to any mortgage, pledge, lien or other security interest. None of those assets is or is likely to be frozen, seized or confiscated, and there is no actual or potential claim by any other party against any of those assets.

（14）	目标公司及其附属控股子公司已经按照相关要求履行了取得该资产和权益的手续，支付了需要支付的对价及其它支出，也办理了一切必要的登记等手续；
The Target Company and its controlled subsidiaries have undertaken all necessary procedures to acquire the aforementioned assets and rights, have paid all consideration and other expenses required to be paid, and have completed all necessary registrations and filings in connection therewith.

（15）	目标公司及其附属控股子公司的所有资产都处于正常状态；
All assets of the Target Company and its controlled subsidiaries are in normal condition.

（16）	目标公司及其附属控股子公司没有为他人作担保的行为；
The Target Company and its controlled subsidiaries have not acted as guarantor for any other party.

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（17）	目标公司及其附属控股子公司遵守工商、税务、劳动、社保、公积金等相关方面的法律法规，不存在任何因违反工商、税务、劳动、社保、公积金等法律法规而受到处罚的情况。如在标的股份交割日之后出现目标公司及其附属控股子公司因交割之前违法违规行为被处罚的情况，转让方将向目标公司及其附属控股子公司承担赔偿或补偿损失的责任；
The Target Company and its controlled subsidiaries comply with all applicable laws and regulations relating to industry and commerce, taxation, labor, social security and housing funds, and have not been subject to any penalties for violations of such laws and regulations. If, after the Closing Date of the Target Assets, the Target Company or its controlled subsidiaries are penalized by the relevant authorities for any illegal or non-compliant acts that occurred before Closing, the Transferor shall be responsible for compensating or indemnifying the Target Company or its controlled subsidiaries for any losses incurred as a result.

（18）	目标公司及其附属控股子公司与其员工之间不存在劳动争议或纠纷，目标公司及其附属控股子公司不存在任何未履行完毕的股份激励事项。如因目标公司及其附属控股子公司在交割日前没有遵守国家和地方劳动和社会保障方面规定所可能发生的员工主张权利和相关主管机关追缴等事项，均由转让方承担；
There are no labor disputes or controversies between the Target Company (and its controlled subsidiaries) and their employees, and the Target Company and its controlled subsidiaries have no outstanding obligations under any equity incentive plan. If any employee claims or any relevant authority takes action after Closing due to the Target Company or its controlled subsidiaries’ failure to comply with national or local labor and social security laws before Closing, all liabilities and losses shall be borne by the Transferor.

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（19）	目标公司及其附属控股子公司在交割日前不存在未向淘屏控股披露的重大或可预见的诉讼、仲裁等；
Prior to Closing, neither the Target Company nor its controlled subsidiaries have any major or foreseeable litigation, arbitration or similar proceedings that have not been disclosed to Taoping Holdings.

（20）	目标公司及其附属控股子公司遵守有关税务法律法规规定依法缴纳税款，如因交割日前目标公司有欠缴税款，而导致交割日后目标公司被税务机关追缴和处罚的，则由转让方承担被追缴部分的金额、滞纳金和罚款等所有损失；
The Target Company and its controlled subsidiaries have paid all taxes in accordance with law. If, due to any unpaid taxes existing before Closing, the Target Company is pursued by tax authorities for such taxes or is penalized after the Closing Date, the Transferor shall bear all losses including the amount of taxes recovered, late fees, fines and the like.

（21）	据转让方及目标公司所知，目标公司及其附属控股子公司的应收款项已经合法记载和评估；
To the knowledge of the Transferor and the Target Company, all accounts receivable of the Target Company and its controlled subsidiaries have been lawfully recorded and adequately provided for.

（22）	不存在对目标公司及其附属控股子公司产生重大不利影响的有关知识产权侵权第三方索赔的诉讼或者仲裁，亦未收到会对目标公司及其附属控股子公司产生重大不利影响的知识产权及生产或销售载有该等知识产权的产品的权利侵权主张；
There is no litigation or arbitration involving third-party claims of intellectual property infringement that would have a Material Adverse Effect on the Target Company or its controlled subsidiaries, nor has any claim of infringement of intellectual property rights or rights in products containing such intellectual property been received that would have a Material Adverse Effect on the Target Company or its controlled subsidiaries.

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（23）	就目标公司所知，不存在会对目标公司及其附属控股子公司产生重大不利影响的任何第三方以任何方式侵犯目标公司及其附属控股子公司拥有的任何知识产权的情形；
To the knowledge of the Target Company, there are no circumstances in which any third party is infringing, in any way, any intellectual property owned by the Target Company or its controlled subsidiaries that would have a Material Adverse Effect on the Target Company or its controlled subsidiaries.

（24）	除已经书面披露给淘屏控股的情况外，目标公司及其附属控股子公司没有其它需要对外承担的义务和责任；
Except as already disclosed in writing to Taoping Holdings, the Target Company and its controlled subsidiaries have no other obligations or liabilities to any third party.

（25）	转让方提供给淘屏控股及其聘请中介机构有关目标公司及其附属控股子公司的资料均是真实的、准确的、完整的，即没有虚假记载、误导性陈述和重大遗漏。
All information and materials provided by the Transferor to Taoping Holdings and its engaged intermediaries regarding the Target Company and its controlled subsidiaries are true, accurate and complete, and do not contain any false record, misleading statement or material omission.

（26）	境内实体不存在违反中国证券监督管理委员会发布的《境内企业境外发行证券和上市管理试行办法》（中国证券监督管理委员会公告〔2023〕43号）第8条的情形，具体包括：（一）法律、行政法规或者国家有关规定明确禁止上市融资的；（二）经国务院有关主管部门依法审查认定，境外发行上市可能危害国家安全的；（三）境内企业或者其控股股东、实际控制人最近3年内存在贪污、贿赂、侵占财产、挪用财产或者破坏社会主义市场经济秩序的刑事犯罪的；（四）境内企业因涉嫌犯罪或者重大违法违规行为正在被依法立案调查，尚未有明确结论意见的；（五）控股股东或者受控股股东、实际控制人支配的股东持有的股权存在重大权属纠纷的。
The Domestic Entities are not in violation of Article 8 of the “Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies” issued by the China Securities Regulatory Commission (CSRC Announcement [2023] No. 43), including: (1) where such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) where the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; (5) where there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller.

8.2.	转让方将尽最大努力办理及协助淘屏控股及目标公司获得本协议生效所需的一切批准和同意文件。
The Transferor shall use its best efforts to assist Taoping Holdings and the Target Company in obtaining all approvals and consents required for the effectiveness of this Agreement.

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8.3.	转让方承诺，将按本协议约定以及法律法规之规定承担由于违反上述各条款声明、保证及承诺而产生的一切法律责任并赔偿由此给淘屏控股及目标公司造成的任何直接损失和间接损失。
The Transferor undertakes that it will, in accordance with this Agreement and applicable laws and regulations, bear all legal liabilities arising from any breach of the above representations, warranties and covenants, and indemnify Taoping Holdings and the Target Company for any direct or indirect losses thereby caused to them.

第九条 淘屏控股、淘屏陈述、保证及承诺

Article 9: Representations, Warranties and Covenants of Taoping Holdings and Taoping

9.1.	淘屏控股、淘屏为依英属维京群岛法律在英属维京群岛注册成立的有限责任公司，能以自己的名义独立承担民事责任。
Taoping Holdings and Taoping are limited liability companies duly incorporated in the British Virgin Islands under BVI law, and each is capable of independently assuming civil liabilities in its own name.

9.2.	除本协议另有约定以外，淘屏控股具有签订本协议所需的所有权利和批准，不会因其他因素而使本协议的签订和履行受到阻碍；转让签署、履行本协议不会违反对其具有约束力的任何合同、协议、章程的任何规定。
Except as otherwise provided in this agreement, Taoping Holdings has all the necessary rights and approvals to sign this agreement, and the signing and performance of this agreement will not be hindered by any other factors; the signing and performance of this agreement will not violate any provisions of any contract, agreement, or articles of association that are binding upon it.

9.3.	淘屏控股签署并履行本协议是其真实意思表示，淘屏控股在签署本协议之前已认真审阅并充分理解本协议的各项条款，不会以本协议显失公平、存在重大误解等理由要求撤销、终止、解除、变更本协议的全部或部分条款、主张本协议全部或部分条款无效。
The execution and performance of this Agreement by Taoping Holdings represents its true intent. Prior to executing this Agreement, Taoping Holdings has carefully reviewed and fully understood all terms of this Agreement, and it will not claim to rescind, terminate, cancel or modify this Agreement in whole or in part, nor claim that any provision hereof is invalid, on the grounds of this Agreement being obviously unfair or due to any major misunderstanding or similar reasons.

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9.4.	在为本协议的签署所进行的谈判和协商的过程中，淘屏控股向转让方提供的所有资料均是真实、准确和完整的，没有虚假记载、误导性陈述或者重大遗漏。
In the course of the negotiations and consultations leading to the signing of this Agreement, all information provided by Taoping Holdings to the Transferor was true, accurate and complete, without any false record, misleading statement or material omission.

9.5.	淘屏控股将尽最大努力办理及协助获得本协议生效所需的一切批准和同意文件。
Taoping Holdings will use its best efforts to handle and assist in obtaining all approvals and consents required for this Agreement to take effect.

9.6.	淘屏控股承诺，将遵守本协议的各项条款，并且不会从事任何有悖本协议签署目的的行为。
Taoping Holdings undertakes to comply with all provisions of this Agreement and will not engage in any behavior that is contrary to the purpose of this Agreement.

9.7.	淘屏控股承诺，将按本协议约定以及法律法规之规定承担由于违反上述各款声明、保证及承诺而产生的一切法律责任并赔偿由此给转让方造成的任何损失（包括直接损失和间接损失）。
Taoping Holdings undertakes that, in accordance with this Agreement and applicable laws and regulations, it will bear all legal liabilities arising from any breach of the above representations, warranties and covenants, and compensate the Transferor for any losses thereby incurred (including both direct and indirect losses).

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第十条	税费承担

Article 10: Taxes and Fees

10.1	除非在本协议及补充协议中另有约定，与履行本协议和完成本次交易相关的一切费用应由导致该费用发生的一方负担。
Unless otherwise provided in this Agreement or any supplemental agreement, all expenses related to the performance of this Agreement and the completion of this Transaction shall be borne by the Party that incurs such expenses.

10.1	各方应分别依照相关法律的规定缴纳各自因履行本协议项下义务所应缴纳的税金。
Each Party shall, in accordance with the relevant laws, pay the taxes and fees for which it is responsible as a result of performing its obligations under this Agreement.

第十一条    协议的终止、解除

Article 11: Termination and Cancellation of Agreement

11.1.	出现下列情形之一或多项的，淘屏控股或转让方有权以书面通知的方式单方面解除本协议：
Either Taoping Holdings or the Transferor shall have the right to unilaterally terminate this Agreement by written notice upon the occurrence of any one of the following circumstances:

11.1.1.	因政府主管部门、证券登记或交易主管部门、司法机构对本协议的内容和履行提出异议从而导致本协议终止、撤销、被认定为无效，或者导致本协议的重要原则条款无法得以履行以致严重影响淘屏控股或转让方签署本协议时的商业目的；
A relevant governmental authority, securities registration or trading authority, or judicial authority raises objections to the content or performance of this Agreement, resulting in this Agreement being terminated, rescinded, or declared invalid, or causing the key principal terms of this Agreement to be incapable of being performed, thereby materially undermining the commercial purpose contemplated by Taoping Holdings or the Transferor at the time of signing this Agreement;

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11.1.2.	如有权政府主管部门明确表示不予同意本协议的部分条款且该部分条款对本次交易产生重大影响；
A competent governmental authority explicitly indicates its disapproval of certain provisions of this Agreement, and such provisions have a material impact on this transaction;

11.1.3.	若本协议所依赖的法律、法规和规章发生变化，致使本协议的主要内容成为非法，或由于国家的政策、命令，而导致本协议任何一方无法履行其在本协议项下的主要义务；
The laws, regulations or rules on which this Agreement relies change, rendering the main content of this Agreement illegal, or a national policy or order renders any Party unable to perform its main obligations under this Agreement;

11.1.4.	淘屏控股或转让方存在重大违约行为，经另一方书面通知后30天内未能纠正的，且导致本次交易无法完成或者严重影响淘屏控股或转让方签署本协议时的商业目的；
Taoping Holdings or the Transferor commits a material breach, and fails to cure such breach within 30 days after receiving written notice from the other Party, and such breach causes the transaction to be unable to be completed or seriously undermines the commercial purpose of the non-breaching Party at the time of signing this Agreement;

11.1.5.	本协议在2025年12月31日前未完成交割。
Closing has not been completed by December 31, 2025。

11.2.	于本次交易完成日之前，经各方协商一致，各方可以以书面方式终止或解除本协议。
At any time before the completion of this transaction, the Parties mutually agree in writing to terminate this Agreement.

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第十二条     保密

Article 12: Confidentiality

12.1.	各方对本次交易相关的信息或文件（依法可以披露或泄露的信息和文件除外）应承担严格的保密义务。转让方承诺对其在本次交易中获得的淘屏控股及其关联公司、目标公司及其附属控股子公司的有关信息或文件承担保密义务，但如果该等信息或文件是已经公开披露的除外。
Each Party shall be under a strict obligation of confidentiality with respect to all information and documents related to this transaction (except for information and documents that are permitted by law to be disclosed or released). The Transferor undertakes to keep confidential all information and documents concerning Taoping Holdings and its affiliates, the Target Company and its controlled subsidiaries that it has obtained in the course of this transaction, except where such information and documents have already been publicly disclosed.

12.2.	未经本协议其他方事前书面同意，任何一方均不得以任何方式向本协议之外的第三方泄露或披露上述信息和文件，各方应当采取必要措施，将本方知悉或了解上述信息和文件的人员限制在从事本次交易的相关人员范围之内，并要求相关人员严格遵守本条规定。
Without the prior written consent of the other Parties, no Party shall disclose or reveal any of the aforementioned information or documents to any third party not a party to this Agreement by any means. Each Party shall take necessary measures to restrict the persons who become aware of or have access to such information and documents to those personnel involved in this transaction, and shall require such personnel to strictly abide by the provisions of this Article.

12.3.	以订立及履行本协议为目的，各方向中介机构提供相关信息和文件不视为违反本协议的保密义务。
For the purposes of entering into and performing this Agreement, the provision of relevant information and documents by any Party to intermediaries shall not be deemed a breach of the confidentiality obligations under this Agreement.

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第十三条     不可抗力

Article 13: Force Majeure

13.1.	不可抗力的含义

Meaning of Force Majeure:

“不可抗力”指受到影响的一方无法合理预见、无法克服、且无法避免的任何事件或情形。该等不可抗力事件或情形包括：

“Force Majeure” means any event or circumstance that is unforeseeable, unavoidable, and insurmountable by the affected Party exercising reasonable diligence. Such force majeure events or circumstances include:

（1）	自然灾害，如地震、海啸、洪水、台风、冰雹、火灾等；
Natural disasters, such as earthquakes, tsunamis, floods, typhoons, hailstorms, fires, etc.;

（2）	政府行为，如征收、征用等；
Government actions, such as expropriation or requisition;

（3）	社会异常事件，如战争、武装冲突、罢工、骚乱、暴动等。
Social unrest events, such as war, armed conflict, strike, disturbance, riot, etc.

13.2.	通知

Notice

受不可抗力事件影响的本协议一方，应毫不延迟地，或如遇通讯中断，则在通讯恢复之时，以书面形式通知本协议其他方不可抗力事件的发生。
The Party affected by an event of Force Majeure shall, without undue delay (or if communication is interrupted, promptly upon restoration of communications), notify the other Parties to this Agreement in writing of the occurrence of the force majeure event.

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13.3.	书面证明

Written Proof

受不可抗力事件影响的一方应在不可抗力事件发生之日起五个工作日内（如遇通讯中断，该五个工作日期限应自通讯恢复之时起算）提供不可抗力事件发生地政府或公证机构出具的不可抗力事件发生的书面证明，以证明不可抗力事件的详细情况，协议不能履行或部分不能履行以及由于不可抗力对其履行协议项下的义务造成的影响。
Within five (5) Business Days from the occurrence of the force majeure event (or, if communications are interrupted, within five (5) Business Days from the restoration of communications), the Party affected by the force majeure event shall provide the other Parties with a written certification issued by the government or a notary office at the place where the force majeure event occurred, evidencing the occurrence of the force majeure event, detailing the particulars of the event, and specifying the extent to which the force majeure has caused the Party’s inability to perform all or part of its obligations under this Agreement.

13.4.	免责

Exemption

如果本协议一方因不可抗力事件的影响而全部或部分不能履行其在本协议中的义务，该方将在受影响的范围内免于承担违约责任。
If any Party is unable to perform all or part of its obligations under this Agreement due to the impact of a force majeure event, that Party shall be exempt from liability for breach of contract to the extent its performance is affected by the force majeure event.

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第十四条    违约责任

Article 14: Liability for Breach

14.1.	任何一方未能履行其在本协议项下之义务或所作出的陈述、保证与事实不符，则该方应被视作违约。违约方应依本协议约定和法律规定向非违约方承担违约责任，即违约方应赔偿因其违约行为给非违约方造成的直接或间接损失和费用（含实现赔偿的全部支出及费用，包括并不限于：本次交易所聘请的中介机构费用，因诉讼而发生的律师费、案件受理费、财产保全费、鉴定费、执行费等）。如果各方均违约，各方应各自承担其违约引起的相应责任。
Any Party’s failure to perform any of its obligations under this Agreement, or any breach of the truthfulness or accuracy of its representations or warranties, shall be deemed a breach of contract. The breaching Party shall bear liability for breach towards the non-breaching Party in accordance with this Agreement and the law, meaning the breaching Party shall compensate the non-breaching Party for all direct and indirect losses and expenses caused by its breach (including all costs and expenses incurred in obtaining compensation, including but not limited to fees of intermediaries engaged for this transaction, and attorneys’ fees, case acceptance fees, property preservation fees, appraisal fees, enforcement fees, etc., arising from litigation). If all Parties are in breach, each Party shall bear the liability arising from its own breach.

14.2.	如淘屏控股严重违反其所作的陈述、保证及承诺，经转让方书面通知后30天内未能纠正的，转让方有权解除本协议，并要求淘屏控股就转让方因该等违约行为而产生或与之相关的所有直接及间接损失和费用支付违约金。
If Taoping Holdings seriously violates any of its representations, warranties or covenants and fails to cure such violation within 30 days after written notice from the Transferor, the Transferor shall have the right to terminate this Agreement and require Taoping Holdings to pay liquidated damages for all direct and indirect losses and expenses incurred by the Transferor which arise from or in relation to such violation.

14.3.	如转让方未按淘屏控股要求披露或故意隐瞒对目标公司存在的任何相关法律法规规章规定的重大不利影响的事项，或者严重违反转让方的陈述、保证及承诺，或者因转让方原因导致本协议无法实际履行，淘屏控股无法获得资产权利的，经淘屏控股书面通知后30天内未能纠正的，淘屏控股有权解除本协议，并要求转让方就淘屏控股因该等违约行为而产生或与之相关的所有直接及间接损失和费用支付违约金。
If the Transferor fails to disclose as required by Taoping Holdings, or intentionally conceals, any material adverse matter relating to the Target Company as stipulated by laws and regulations, or seriously breaches the Transferor’s representations, warranties or covenants, or if due to reasons attributable to the Transferor this Agreement cannot be performed and Taoping Holdings cannot obtain the rights to the Target Assets, and the Transferor fails to cure such situation within 30 days after written notice from Taoping Holdings, Taoping Holdings shall have the right to terminate this Agreement and require the Transferor to pay liquidated damages for all direct and indirect losses and expenses incurred by Taoping Holdings which arise from or in relation to such violation.

14.4.	本协议签署日起，任何一方无故提出解除或终止本协议的，应向另一方支付违约金，以补偿该另一方因解除或终止本协议而产生或与之相关的所有直接及间接损失与费用。
From the date of signing of this Agreement, if any Party unilaterally proposes to rescind or terminate this Agreement without cause, it shall pay to the other Party liquidated damages for all direct and indirect losses and expenses incurred by such other Party which arise from or in relation to such rescission or termination of this Agreement .

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第十五条    适用法律和争议解决

Article 15: Governing Law and Dispute Resolution

15.1.	本协议的订立和履行适用中国大陆、中国香港和英属维京群岛法律法规，三地法律规定存在冲突的地方，以中国香港地区法律规定为准。
The execution and performance of this Agreement shall be governed by the laws and regulations of Mainland China, Hong Kong, and the British Virgin Islands. In the event of any conflict among the laws of these jurisdictions, the laws of the Hong Kong Special Administrative Region shall prevail.

15.2.	各方之间因在订立和履行本协议过程中发生的争议，应首先通过友好协商的方式解决。如不能通过协商解决的，则任一方可向香港国际仲裁中心（Hong Kong International Arbitration Centre, “HKIAC”）申请仲裁请求，仲裁结果对任一方均有约束力。
Any dispute arising from or in connection with the execution or performance of this Agreement shall first be resolved through friendly consultation. If such consultation fails, any Party may submit the dispute to the Hong Kong International Arbitration Centre (“HKIAC”) for arbitration. The arbitral award shall be binding on all Parties.

第十六条    通知及送达

Article 16: Notices and Service

16.1.	所有在本协议下需要发出或送达的通知、要求均须以书面形式作出，并以预缴邮资的特快专递、传真、电子邮件或专人送递的方式发至本协议第16.4条载明的联系人方为有效。
All notices or demands required to be given or served under this Agreement shall be made in writing and delivered by prepaid express courier, facsimile, e-mail or by hand to the contact person of the other Party specified in Clause 16.4 of this Agreement, and shall be deemed duly given only if delivered in such manner.

16.2.	所有在本协议项下所发出或送达的每一项通知或要求，应在下述时间被视作被通知方或被送达方已收到有关通知：
Any notice or demand given or served under this Agreement shall be deemed to have been received by the receiving Party at the following times:

（1）	如以预缴邮资的特快专递寄发，投寄当日后次日；
if sent by prepaid express courier, on the second day following the date of dispatch;

（2）	如由专人送递，则在送达时；
if delivered by hand, upon actual delivery to the recipient;

（3）	如以传真发出，传真机记录发送完毕的时间；
if sent by facsimile, at the time shown on the transmission confirmation report of the sending fax machine;

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（4）	如以电子邮件发出，发件人电脑记录发送完毕的时间。
if sent by e-mail, at the time the sender’s computer records the email as having been sent.

16.3.	上述条款的规定并不排除任何法律允许的其他通讯方式。
The above provisions do not exclude any other methods of service permitted by law.

16.4.	本协议各方的指定联系人、通讯地址、联络方式如下：
The designated contact persons, addresses and contact details of the Parties are as follows:

淘屏控股有限公司

地址：【中国广东省深圳市福田区香蜜湖街道紫竹七道教与科技大厦18楼】

邮编：【518040】

联系人【黄志雄】

联系电话【+8613510015653】

Taoping Holdings Limited

Address: 18/F, Jiaoyu & Keji Building, Zizhu 7th Road, Xiangmihu Subdistrict,
Futian District, Shenzhen, Guangdong, China
Postal Code: 518040
Contact: Huang Zhixiong
Telephone: +86 13510015653

云梯控股有限公司

地址：【SUITE 6503，65/F CENTRAL PLAZA 18 HARBOUR RD WAN CHAI ,HONGKNG】
邮编：【】
联系人【RENGPENG】
联系电话【+86 15522573210】

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Skyladder Holding Limited

Address: 【SUITE 6503，65/F CENTRAL PLAZA 18 HARBOUR RD WAN CHAI ,HONGKNG】
Postal Code: 【】
Contact: 【RENGPENG】
Telephone: 【+86 15522573210】

云梯集团有限公司

地址：【SUITE 6503，65/F CENTRAL PLAZA 18 HARBOUR RD WAN CHAI ,HONGKNG】
邮编：【】
联系人【RENGPENG】
联系电话【+86 15522573210】

Skyladder Group Limited

Address: 【SUITE 6503，65/F CENTRAL PLAZA 18 HARBOUR RD WAN CHAI ,HONGKNG】
Postal Code: 【】
Contact: 【RENGPENG】
Telephone: 【+86 15522573210】

任何一方变更通讯地址、联络方式、指定联系人，均应在变更后的48小时内以书面形式通知其他各方。如未接到变更通知，则按上述地址发出的通知应视为有效送达。
If any Party changes its correspondence address, contact information or designated contact person, it shall notify the other Parties in writing within 48 hours after such change. In the absence of such notice of change, any notice sent to the above address shall be deemed effectively delivered.

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第十七条	附则

Article 17: Miscellaneous

17.1	本协议为本次交易的收购协议，转让方与淘屏控股在办理本次交易的交割手续时，签署的相关股权转让协议文件应以本协议的约定为原则，不得与本协议约定的内容冲突。如届时为便利办理有关登记手续之目的所另行签署的相关股权转让文件与本协议约定内容不一致，以本协议约定的内容为准。
This Agreement serves as the acquisition agreement for this transaction. In the process of handling the Closing of this transaction, any related equity transfer documents executed by the Transferor and Taoping Holdings shall adhere to the provisions of this Agreement and shall not conflict with this Agreement. If any equity transfer document separately executed for the purpose of handling relevant registration formalities is inconsistent with the provisions of this Agreement, the provisions of this Agreement shall prevail.

17.2	本协议中“以上”、“以下”均包括本数。
The terms “above” or “below” as used in this Agreement shall include the number mentioned itself.

17.3	权利放弃
Waiver of Rights

协议一方放弃行使本协议中的某一项权利，不得被视为其放弃本协议中的其他权利；协议一方未行使或迟延行使本协议项下的任何权利，不构成前述的放弃，亦不影响其继续行使权利；任何对本协议项下权利的单项或部分行使，不排除其对权利其余部分的行使，也不排除其对其他权利的行使。
If a Party waives the exercise of any right under this Agreement, it shall not be construed as a waiver of any other rights under this Agreement. The failure of a Party to exercise, or delay by a Party in exercising, any right under this Agreement shall not constitute a waiver of that right, nor shall it affect that Party’s right to exercise that or any other right in the future. Any single or partial exercise of any right under this Agreement shall not preclude the further or future exercise of that right or the exercise of any other rights under this Agreement.

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17.4	语言

Language

本协议使用中文和英文书就。如二者在含义上存在差异，应以中文版本为准。
This agreement is executed in both Chinese and English. In case of any discrepancies in meaning between the two versions, the Chinese version shall prevail.

17.5	文本

Counterparts

本协议一式肆份，淘屏控股持有壹份，淘屏持有壹份，转让方持有壹份，目标公司持有壹份，具有同等法律效力。
This Agreement is executed in four (4) originals. Taoping Holdings shall hold one original, Taoping Inc. shall hold one original, the Transferor shall hold one original, and the Target Company shall hold one original. All originals shall have equal legal effect.

17.6	协议生效

Effectiveness of Agreement

本协议经各方签字、各方法定代表人或其授权代理人签署并加盖各自公章之日起生效。
This Agreement shall become effective on the date when it is signed by all Parties, and each Party’s legal representative or authorized agent has signed and affixed the company seal.

17.7	完整协议

Entire Agreement

本协议构成各方就本次交易达成的完整协议，并取代各方此前关于本次交易所达成的任何协议、投资意向书、谅解备忘录、陈述或其他义务（无论以书面或口头形式，包括各类沟通形式，且本协议（包括其修改协议或修正，以及其他交易文件）包含了各方就本协议项下事项的唯一和全部协议。
This Agreement constitutes the entire agreement among the Parties with respect to this transaction, and supersedes any prior agreements, investment term sheets, memoranda of understanding, representations or other obligations (whether written or oral, including all forms of communication) previously made by the Parties regarding this transaction. This Agreement (including any amendments or supplements hereto, and any other transaction documents) contains the sole and entire agreement among the Parties with respect to the subject matter hereof.

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17.8	无第三方权利

非本协议一方的人士，不得依据《合约（第三者权利）条例》（香港法律第623章）行使任何权利以强制执行本协议的任何条款。双方根据本协议终止、撤销或同意任何变更、豁免或和解的权利，不受任何非本协议一方人士的同意所约束。
A Person who is not a Party shall not have any rights under the Contracts (Rights of Third Parties) Ordinance (Cap. 623 of the Laws of Hong Kong) to enforce any term of this Agreement. The rights of the Parties to terminate, rescind or agree any variation, waiver or settlement under this Agreement are not subject to the consent of any Person who is not a Party.

17.9	条款冲突

若本协议的任何条款与目标公司当时有效的章程文件（包括但不限于其公司章程）存在冲突，则以本协议条款为准，目标公司承诺采取一切必要措施确保本协议条款得到充分执行。
If and to the extent any of the provisions of this Agreement conflict with the constitutional documents of the Target Company (including but not limited to the its articles of association) in effect at such time, the provisions of this Agreement shall prevail and the Target Company undertakes to take all necessary actions to ensure that the provisions of this Agreement are given full effect.

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（本页无正文，为《股份收购协议》之签字盖章页）

(This page has no main text, being the signature and seal page of the Share Purchase Agreement)

收购方(Acquirer)：

淘屏控股有限公司 Taoping Holdings Limited （盖章 Seal）

/s/ Taoping Holdings Limited

董事 Director （签字 Signature）：	/s/ Zhang Xian

淘屏有限公司Taoping Inc.（盖章 Seal）

/s/ Taoping Inc.

首席执行官 Chief Executive Officer（签字 Signature）：	/s/ Lin Jianghuai

签订日期：二〇二五年 九 月二十九日

Date: September 29 ,2025

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（本页无正文，为《股份收购协议》之签字盖章页）

(This page has no main text, being the signature and seal page of the Share Purchase Agreement)

转让方(Transferor)：

云梯控股有限公司 Skyladder Holding Limited（盖章 Seal）

/s/ Skyladder Holding Limited

董事 Director（签字 Signature）：	/s/ MA Bin

董事 Director（签字 Signature）：	/s/ WU Kai

目标公司(Target Company)

云梯集团有限公司 Skyladder Group Limited（盖章 Seal）

/s/ Skyladder Group Limited

董事 Director（签字 Signature）：	/s/ MA Bin

董事 Director（签字 Signature）：	/s/ WU Kai

签订日期：二〇二五年 九 月 二十九 日

Date: September 29 ,2025

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